UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Kidpik Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Titles of Class of Securities)

49382L108

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

(Note: This Schedule 13G is being filed voluntarily as it is not required as this time)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Joshua A. Kazam Irrevocable Grantor Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 350,180 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,180
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12	TYPE OF REPORTING PERSON OO

(1)	Both the Trust and Mr. Kiernan, the trustee of the Trust, may be deemed to have shared dispositive control over the shares of Common Stock disclosed herein.

*	All holdings above are as of October 14, 2022. Based on 7,688,194 outstanding shares of Common Stock, which is the number of outstanding shares of Common Stock as reported outstanding by the Issuer as of August 16, 2022, as disclosed on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

1	NAME OF REPORTING PERSON Greg Kiernan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 350,180 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,180
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12	TYPE OF REPORTING PERSON OO

(1)	Both the Trust and Mr. Kiernan, the trustee of the Trust, may be deemed to have shared dispositive control over the shares of Common Stock disclosed herein.

*	All holdings above are as of October 14, 2022. Based on 7,688,194 outstanding shares of Common Stock, which is the number of outstanding shares of Common Stock as reported outstanding by the Issuer as of August 16, 2022, as disclosed on the cover page of the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

Item 1(a).	Name of Issuer:

Kidpik Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Park Avenue South, 3rd Floor, New York, New York 10003

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Joshua A. Kazam Irrevocable Grantor Trust

2.	Greg Kiernan

Mr. Kiernan is the trustee of Joshua A. Kazam Irrevocable Grantor Trust.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

200 Park Avenue South, 3rd Floor, New York, New York 10003

Item 2I.	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Classes of Securities:

Common Stock, par value $0.001 per share

IteI(e).	CUSIP Number:

The Common Stock CUSIP Number is 49382L108.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under SecIn 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ ..

Item 4.	Ownership

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2022

Joshua A. Kazam Irrevocable Grantor Trust

By:	/s/ Greg Kiernan
Greg Kiernan
Trustee

Greg Kiernan

By:	/s/ Greg Kiernan
Greg Kiernan

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 14, 2022, by and between Joshua A. Kazam Irrevocable Grantor Trust and Greg Kiernan (filed as Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2022, and incorporated by reference herein)